Exhibit 21

SUBSIDIARIES OF ALARIS MEDICAL SYSTEMS, INC.

Name	Jurisdiction of Incorporation

IVAC Overseas Holdings, Inc.	Delaware
River Medical, Inc.	Delaware
ALARIS Medical Systems Foreign Sales Corporation	Barbados
ALARIS Medical Canada Ltd.	Canada
ALARIS Medical Nordic, AB	Sweden
ALARIS Medical U.K. Limited	United Kingdom
ALARIS Medical France, S.A.	France
ALARIS Medical Deutschland, GmbH	Germany
ALARIS Medical España, S.L.	Spain
ALARIS Medical Australia Pty Limited	Australia
ALARIS Release Corporation	Delaware
ALARIS Consent Corporation	Delaware
Sistemas Medicos ALARIS, S.A. de C.V.	Mexico
ALARIS Medical Norway A/S	Norway
ALARIS Medical Italia, S.P.A.	Italy
ALARIS Medical S.A. (Proprietary) Limited	South Africa
ALARIS Medical Holland, B.V.	Netherlands
ALARIS Medical New Zealand Limited	New Zealand